                 SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                             FORM U-6B-2

                     CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate   is  filed  by   American   Electric   Power   Service
Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc

This  Certificate  is notice that the  above-named  companies  have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities.

           Unsecured short-term bank loans.

2.    Issue, renewal or guaranty.

           Issuance and renewals.

3.    Principal amount of each security.

           See Exhibit 1.

4.    Rate of interest per annum of each security:

           See Exhibit 1.

5.    Date of issue, renewal or guaranty of each security.

           See Exhibit 1.

6.    If renewal of security, give date of original issue.

           See Exhibit 1.

7.    Date of maturity of each security.

           See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

           American Electric Power Service Corporation
                     Huntington National Bank
                     KeyBank
                     NationsBank, N.A.
                     National City Bank

           AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                     First Union National Bank of NC
                     National City Bank
                     Huntington National Bank
                     NationsBank, N.A.

           AEP Resources, Inc.
                     Huntington National Bank
                     National City Bank
                     Societe Generale Bank

9.    Collateral given with each security.

           None.

10.   Consideration received for each security.

           See Exhibit 1.

11.   Application of proceeds of each security.

           The proceeds from the issuance of the  securities are to
           be  used  to  finance  the  existing   business  of  the
           Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

           (a)  the  provisions  contained in the first sentence of
                Section 6(b).

           (b)  the provisions  contained in the fourth sentence of
                Section 6(b).

           (c)  the  provisions   contained  in  any  rule  of  the
                Commission other than Rule U-48.         X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule  52  relating  to  issuance  of   indebtedness   by
           non-public utility subsidiaries of registered holding companies.

                        AMERICAN ELECTRIC POWER SERVICE CORPORATION
                        AEP  ENERGY  SERVICES,   INC.   (formerly
                               known as AEP Energy Solutions, Inc.)
                        AEP RESOURCES, INC.


                              /s/ A. A. Pena
                           A. A. Pena, Vice President

Dated:  January 8, 1999

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                      CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        1
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC
                                                     QUARTER ENDED 12/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             10/01/98     10/07/98        6      5.4500          6,750,000.00             6,131.25         6,756,131.25
                    10/02/98     10/27/98       25      5.5224         10,900,000.00            41,801.50        10,941,801.50
                    10/15/98     10/21/98        6      5.5800          1,325,000.00             1,232.25         1,326,232.25
                    10/20/98     10/21/98        1      5.0800            575,000.00                81.14           575,081.14
                    10/21/98     10/30/98        9      5.4500          6,000,000.00             8,175.00         6,008,175.00
                    10/26/98     10/28/98        2      5.3250         28,000,000.00             8,283.33        28,008,283.33
                    10/27/98     11/06/98       10      5.4500         10,900,000.00            16,501.39        10,916,501.39
                    10/28/98     10/29/98        1      5.2600         28,000,000.00             4,091.11        28,004,091.11
                    10/29/98     11/10/98       12      5.4500         27,000,000.00            49,050.00        27,049,050.00
                    10/30/98     11/20/98       21      5.4500          4,000,000.00            12,716.67         4,012,716.67
                    10/30/98     11/02/98        3      5.9159          2,975,000.00             1,466.65         2,976,466.65
                    11/04/98     11/05/98        1      5.5200          2,150,000.00               329.67         2,150,329.67
                    11/06/98     11/30/98       24      5.4800         11,575,000.00            42,287.33        11,617,287.33
                    11/09/98     11/12/98        3      5.3200          1,325,000.00               587.42         1,325,587.42
                    11/10/98     11/12/98        2      5.1400         25,800,000.00             7,367.33        25,807,367.33
                    11/12/98     11/20/98        8      5.4500         26,375,000.00            31,943.06        26,406,943.06
                    11/16/98     11/30/98       14      5.5200          2,700,000.00             5,796.00         2,705,796.00
                    11/20/98     12/15/98       25      5.1400         31,300,000.00           111,723.61        31,411,723.61
                    11/30/98     12/09/98        9      5.3300          2,800,000.00             3,731.00         2,803,731.00
                    12/01/98     12/04/98        3      5.1556         19,500,000.00             8,377.85        19,508,377.85
                    12/04/98     12/09/98        5      5.1422         16,400,000.00            11,712.79        16,411,712.79
                    12/08/98     12/28/98       20      5.2300          1,600,000.00             4,648.89         1,604,648.89
                    12/09/98     12/28/98       19      4.9500         17,800,000.00            46,502.50        17,846,502.50
                    12/15/98     12/29/98       14      5.3100         24,100,000.00            49,766.50        24,149,766.50
                    12/18/98     12/29/98       11      5.4400            600,000.00               997.33           600,997.33
                    12/21/98     12/30/98        9      6.2056          3,000,000.00             4,654.20         3,004,654.20
                    12/22/98     12/30/98        8      5.3323          2,000,000.00             2,369.91         2,002,369.91
                    12/28/98     12/29/98        1      5.5800         25,000,000.00             3,875.00        25,003,875.00
                    12/28/98     12/29/98        1      5.2823         25,000,000.00             3,668.26        25,003,668.26
                    12/29/98     12/30/98        1      5.2190         25,000,000.00             3,624.31        25,003,624.31
                    12/29/98     01/06/99        8      6.7500         13,825,000.00            20,737.50        13,845,737.50
                    12/30/98     12/31/98        1      5.0289         30,000,000.00             4,190.75        30,004,190.75
                    12/30/98     01/06/99        7      5.3700          2,300,000.00             2,401.58         2,302,401.58
                    12/31/98     01/08/99        8      5.9500         15,900,000.00            21,023.33        15,921,023.33
                    12/31/98     01/08/99        8      5.2690         30,000,000.00            35,126.67        30,035,126.67
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     482,475,000.00           576,973.08       483,051,973.08
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     482,475,000.00           576,973.08       483,051,973.08
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    8.74
     WEIGHTED AVERAGE RATE    5.3575

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                      CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        3
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                       AEP RESOURCES, INC.
                                                     QUARTER ENDED 12/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             10/06/98     10/21/98       15      5.6400            250,000.00               587.50           250,587.50
                    10/09/98     10/21/98       12      5.5200            500,000.00               920.00           500,920.00
                    10/19/98     10/30/98       11      5.5224         18,200,000.00            30,710.68        18,230,710.68
                    10/19/98     10/30/98       11      5.4200          5,000,000.00             8,280.56         5,008,280.56
                    10/19/98     10/30/98       11      5.4500          8,000,000.00            13,322.22         8,013,322.22
                    10/21/98     10/30/98        9      5.4000            750,000.00             1,012.50           751,012.50
                    10/27/98     11/10/98       14      5.4300          1,100,000.00             2,322.83         1,102,322.83
                    10/30/98     11/19/98       20      5.3957         32,100,000.00            96,223.32        32,196,223.32
                    11/03/98     11/10/98        7      5.6500            250,000.00               274.65           250,274.65
                    11/09/98     11/12/98        3      5.4600            300,000.00               136.50           300,136.50
                    11/10/98     12/09/98       29      5.5770          1,350,000.00             6,064.99         1,356,064.99
                    11/12/98     11/19/98        7      5.4500            400,000.00               423.89           400,423.89
                    11/13/98     11/19/98        6      5.4500          3,700,000.00             3,360.83         3,703,360.83
                    11/19/98     11/24/98        5      5.0565         35,000,000.00            24,580.21        35,024,580.21
                    11/19/98     11/24/98        5      5.1400          3,000,000.00             2,141.67         3,002,141.67
                    12/01/98     12/02/98        1      5.1556          2,100,000.00               300.74         2,100,300.74
                    12/02/98     12/09/98        7      5.2000         22,500,000.00            22,750.00        22,522,750.00
                    12/09/98     12/15/98        6      5.1400         24,300,000.00            20,817.00        24,320,817.00
                    12/15/98     12/18/98        3      5.5358         16,000,000.00             7,381.07        16,007,381.07
                    12/18/98     12/30/98       12      5.4400         21,700,000.00            39,349.33        21,739,349.33
                    12/28/98     12/30/98        2      6.1900            500,000.00               171.94           500,171.94
                    12/30/98     12/31/98        1      5.1900         11,800,000.00             1,701.17        11,801,701.17
                    12/31/98     01/08/99        8      5.3800         16,600,000.00            19,846.22        16,619,846.22
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     225,400,000.00           302,679.82       225,702,679.82
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     225,400,000.00           302,679.82       225,702,679.82
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    8.91
     WEIGHTED AVERAGE RATE    5.3102

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                      CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        4
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                              AMERICAN ELECTRIC POWER SERVICE CORP.
                                                     QUARTER ENDED 12/31/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             10/22/98     11/24/98       33      5.3957         14,000,000.00            69,244.82        14,069,244.82
                    11/13/98     12/18/98       35      5.7200          6,425,000.00            35,730.14         6,460,730.14
                    11/16/98     12/18/98       32      5.4800          3,125,000.00            15,222.22         3,140,222.22
                    11/30/98     12/18/98       18      5.3300          6,700,000.00            17,855.50         6,717,855.50
                    12/01/98     12/18/98       17      5.2600          4,800,000.00            11,922.67         4,811,922.67
                    12/03/98     12/18/98       15      5.2690          1,100,000.00             2,414.96         1,102,414.96
                    12/07/98     12/17/98       10      5.1422          1,800,000.00             2,571.10         1,802,571.10
                    12/08/98     12/17/98        9      5.3056            400,000.00               530.56           400,530.56
                    12/09/98     12/17/98        8      4.9500            500,000.00               550.00           500,550.00
                    12/10/98     12/17/98        7      5.1300          2,725,000.00             2,718.19         2,727,718.19
                    12/11/98     12/17/98        6      5.2000            800,000.00               693.33           800,693.33
                    12/14/98     12/17/98        3      5.3457          1,000,000.00               445.48         1,000,445.48
                    12/15/98     01/07/99       23      5.7125         10,625,000.00            38,777.56        10,663,777.56
                    12/18/98     01/07/99       20      5.7125          8,800,000.00            27,927.78         8,827,927.78
                    12/29/98     01/07/99        9      6.7500            325,000.00               548.44           325,548.44
                    12/30/98     01/07/99        8      5.3700            775,000.00               924.83           775,924.83
                    12/31/98     01/08/99        8      5.3800          8,300,000.00             9,923.11         8,309,923.11
                                                                    ----------------     ----------------     ----------------
                     AMERICAN ELECTRIC POWER SERVICE CORP. TOTAL      72,200,000.00           238,000.69        72,438,000.69
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   15.35
     WEIGHTED AVERAGE RATE    5.4776